# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Processa Pharmaceuticals, Inc., CIK 0001533743
CUSIP: 74275C304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 21st Street, Suite 300, Vero Beach, Florida (FL), 32960
Date of event which requires filing of this statement: 06/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,681,944; sole dispositive power 0; shared dispositive power 1,681,944; aggregate amount beneficially owned 1,681,944 (4.9% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentages are based on 32,024,356 shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') outstanding after giving effect to (i) 26,194,356 shares of Common Stock outstanding upon the closing of the offering (the "Offering"), as disclosed in the issuer's prospectus to its registration statement on Form S-1 (File No. 333-287997), dated June 17, 2025, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on June 18, 2025 (the ''Prospectus'') (which number assumes no exercise of any warrants, pre-funded warrants or placement agent warrants issued in connection with the Offering), (ii) the subsequent exercise by the reporting person of an aggregate of 2,400,000 pre-funded warrants issued in connection with the Offering (the "Pre-Funded Warrants") and (iii) the subsequent exercise by a third-party investor in the Offering of an aggregate of 3,430,000 warrants issued in connection with the Offering, as disclosed in the Schedule 13G filed by such investor with the SEC on June 23, 2025. Beneficial ownership consists of 1,681,944 shares of Common Stock issuable upon exercise of certain common stock purchase warrants issued in connection with the Offering and held directly by the reporting person (the ''Warrants''), which exercises are subject to a 4.99% beneficial ownership limitation provision (''Blocker''). All other Company securities deemed beneficially owned by the reporting person as a consequence of the Offering have been disposed. As a result, this also constitutes an exit filing for the reporting person.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,681,944; sole dispositive power 0; shared dispositive power 1,681,944; aggregate amount beneficially owned 1,681,944 (4.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentages are based on 32,024,356 shares of Common Stock outstanding, after giving effect to (i) 26,194,356 shares of Common Stock outstanding upon the closing of the Offering, as disclosed in the Prospectus (which number assumes no exercise of any warrants, pre-funded warrants or placement agent warrants issued in connection with the Offering), (ii) the subsequent exercise of an aggregate of 2,400,000 Pre-Funded Warrants issued in connection with the Offering and (iii) the subsequent exercise by a third-party investor in the Offering of an aggregate of 3,430,000 warrants issued in connection with the Offering, as disclosed in the Schedule 13G filed by such investor with the SEC on June 23, 2025. Beneficial ownership consists of 1,681,944 shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker. All other Company securities deemed beneficially owned by the reporting person as a consequence of the Offering have been disposed. As a result, this also constitutes an exit filing for the reporting person.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,681,944; sole dispositive power 0; shared dispositive power 1,681,944; aggregate amount beneficially owned 1,681,944 (4.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentages are based on 32,024,356 shares of Common Stock outstanding, after giving effect to (i) 26,194,356 shares of Common Stock outstanding upon the closing of the Offering, as disclosed in the Prospectus (which number assumes no exercise of any warrants, pre-funded warrants or placement agent warrants issued in connection with the Offering), (ii) the subsequent exercise of an aggregate of 2,400,000 Pre-Funded Warrants issued in connection with the Offering and (iii) the subsequent exercise by a third-party investor in the Offering of an aggregate of 3,430,000 warrants issued in connection with the Offering, as disclosed in the Schedule 13G filed by such investor with the SEC on June 23, 2025. Beneficial ownership consists of 1,681,944 shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person, which exercises are subject to a Blocker. All other Company securities deemed beneficially owned by the reporting person as a consequence of the Offering have been disposed. As a result, this also constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Processa Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 601 21st Street, Suite 300, Vero Beach, FL 32960

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. Upon the consummation of the Offering, each of the Reporting Persons beneficially owned 9.99% of the outstanding shares of Common Stock due to 3i's participation in the Offering. Subsequent to the Offering and as of the date of this Schedule 13G, all Company securities deemed beneficially owned by the Reporting Persons as a consequence of the Offering were disposed, except for the Warrants. As a result of such dispositions and the triggering of the Blocker in the Warrants, this also constitutes an exit filing for each of the Reporting Persons. The share amounts and ownership percentages disclosed on such cover pages are based on 32,024,356 shares of Common Stock outstanding after giving effect to (i) 26,194,356 shares of Common Stock outstanding upon the closing of the Offering, as disclosed in the Prospectus (which number assumes no exercise of any warrants, pre-funded warrants or placement agent warrants issued in connection with the Offering), (ii) the subsequent exercise of an aggregate of 2,400,000 Pre-Funded Warrants issued to 3i in connection with the Offering and (iii) the subsequent exercise by a third-party investor in the Offering of an aggregate of 3,430,000 warrants issued in connection with the Offering, as disclosed in the Schedule 13G filed by such investor with the SEC on June 23, 2025.

As of the date of this Schedule 13G, 3i holds the Warrants exercisable for up to 5,000,000 shares of Common Stock, which exercises are subject to the Blocker. 3i may exercise the Warrants for an aggregate of up to 1,681,944 shares of Common Stock due to the triggering of the Blocker, which prohibits 3i from exercising the Warrants for shares of Common Stock if, as a result of such exercise, 3i, together with its affiliates and any persons acting as a group together with 3i or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

Consequently, 3i is the beneficial owner of 1,681,944 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 4.9%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 1,681,944.00

(B) 3i Management: 1,681,944.00

(C) Mr. Tarlow: 1,681,944.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 1,681,944.00

(B) 3i Management: 1,681,944.00

(C) Mr. Tarlow: 1,681,944.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (06/23/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (06/23/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (06/23/2025)
Comment: Exhibit 1